June 30, 2014

By EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Gentiva Health Services, Inc.

Schedule TO-T filed by Kindred Healthcare, Inc. and Kindred Healthcare

Development 2, Inc.

Filed June 17, 2014

File No. 005-58715

Dear Mr. Orlic:

On behalf of Kindred Healthcare, Inc. (“Kindred”) and Kindred Healthcare Development 2, Inc. (“Purchaser”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to Kindred dated June 25, 2014 (the “Comment Letter”) with respect to the above-referenced filing (the “Schedule TO”).

For ease of reference, we have repeated the Staff’s comments in italicized text prior to the responses. In connection with this response to the Comment Letter, Kindred and Purchaser are filing Amendment No. 3 to the Schedule TO (“Amendment No. 3”) with the Commission. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Offer to Purchase, attached as Exhibit (a)(1)(A) to the Schedule TO, unless otherwise indicated.

Mr. David L. Orlic, p. 2

General

1.	Disclosure made in connection with a tender offer is not entitled to the safe harbor provisions of the Private Securities Litigation Reform Act. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please do not refer to the PSLRA in disclosure made in connection with your tender offer, including press releases, offers to purchase, and proxy materials.

The Staff’s comment is noted for future communications.

Do you have the financial resources to complete the Offer and the Proposed Merger?, page 3

2.	Please confirm that if and when you obtain financing, you will extend your tender offer and provide the information required by Item 1007(a), (b) and (d) and Item 1016(b) of Regulation M-A.

Kindred and Purchaser confirm that if and when financing is obtained for the tender offer, the information required by Item 1007(a), (b) and (d) and Item 1016(b) of Regulation M-A will be provided and at least five business days will remain in the tender offer following such disclosure or the offer will be extended so that at least five business days remain in the offer.

Certain Information Concerning Gentiva, page 21

3.	Please amend your filing to eliminate the disclaimer of responsibility for the accuracy or completeness of your disclosure.

Revised disclosure has been included on page 1 of Amendment No. 3 in response to the Staff’s comment. As requested, we have deleted the disclaimer, but believe that it is appropriate to retain—and have retained—appropriate language regarding the limits on the reliability of any information concerning Gentiva.

Conditions of the Offer, page 36

4.	All conditions, other than those relating to securing regulatory approval, must be satisfied on or prior to the expiration date. Please revise your introductory paragraph accordingly.

Revised disclosure has been included on page 2 of Amendment No. 3 in response to the Staff’s comment.

5.	We note the condition appearing in subparagraph (x). All offer conditions must be based on objective criteria and must be outside your control. Please revise this condition accordingly.

Revised disclosure has been included on page 2 of Amendment No. 3 in response to the Staff’s comment.

Mr. David L. Orlic, p. 3

Miscellaneous, page 43

6.	You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). If you are attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance.

Kindred and Purchaser confirm that they intend to limit the tender offer solely in reliance on Rule 14d-10(b)(2), and revised disclosure has been included on page 2 of Amendment No. 3 in response to the Staff’s comment.

We acknowledge and confirm on behalf of Kindred and Purchaser, that:

•	each of Kindred and Purchaser is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	neither Kindred nor Purchaser may assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact me at (212) 225-2746.

Sincerely,

/s/ Benet J. O’Reilly

Benet J. O’Reilly

cc:	Joseph L. Landenwich, Esq.

Kindred Healthcare, Inc.

Ethan A. Klingsberg, Esq.

Cleary Gottlieb Steen & Hamilton LLP